UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 7 November 2016

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

M E D I A   R E L E A S E



Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel   +27 11 562 9700
Fax   +27 11 562 9838
www.goldfields.com

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION

Gold Fields enters into a JV with Gold Road

Johannesburg, 7 November 2016: Gold Fields Limited (Gold Fields) (JSE, NYSE: GFI) is pleased to announce that it has entered into a 50:50 joint venture with Gold Road Resources Limited (Gold Road) (ASX: GOR) for the development and operation of the Gruyere Gold Project in Western Australia, which comprises the Gruyere gold deposit as well as additional resources including Central Bore and Attila/Alaric (Gruyere).

Gruyere is a large shear hosted porphyry gold deposit, with reserves of 3.5Moz and total resources of 6.2Moz. Gold Road's drilling demonstrates that mineralisation likely continues at depth beneath the planned pit shell. The deposits at Central Bore (0.7Mt, 9.1g/t, 187koz) and Attila/Alaric (5.3Mt, 1.64g/t, 270koz), could add additional value to the Gruyere development. Including these other ore sources, the JV has total resources of 6.6Moz.

Gold Fields will acquire a 50% interest in Gruyere for a total purchase consideration of A$350m payable in cash and a 1.5% royalty on Gold Fields' share of production after total mine production exceeds 2Moz with an approximate value of A$15 million. The cash consideration will be split, with A$250m payable at completion and A$100m payable according to an agreed construction cash call schedule. The consideration will be funded utilising existing cash resources and banking facilities in Australia.

The Feasibility Study for Gruyere, which was completed in October 2016, indicated Gruyere's 3.5Moz reserve (6.2Moz resource) could support average annualised production of 270koz for a 13-year life of mine (LOM). All-in sustaining costs (AISC) over the LOM are expected to be A$945/oz (US$690/oz) and all-in costs (AIC) of A$1,103/oz (US$805/oz), with construction capital expenditure estimated at A$507m. First production from Gruyere is expected at the end of 2018/early 2019.

Investor Enquiries

Avishkar Nagaser
Tel   +27 11 562 9775
Mobile   +27 82 312 8692
email   Avishkar.Nagaser@
          goldfields.com

Thomas Mengel
Tel   +27 11 562 9849
Mobile   +27 81 354 0236
email   Thomas.Mengel@
          goldfields.com

Media Enquiries

Sven Lunsche
Tel   +27 11 562 9763
Mobile   +27 83 260 9279
email   Sven.Lunsche@
          goldfields.com

Reserves and Resources

Reserves			
	Tonnes (Mt)	Grade (g/t)	Contained gold (Moz)
Proved	14.9	1.09	0.52
Probable	76.7	1.22	3.00
Total	91.6	1.20	3.52

Note: Mineral Reserves are evaluated using a gold price of A$1,500/oz

Resources			
	Tonnes (Mt)	Grade (g/t)	Contained gold (Moz)
Measured	13.86	1.18	0.53
Indicated	91.12	1.29	3.79
Inferred	42.73	1.35	1.85
Total	147.71	1.30	6.16*

Note: Mineral Resource is constrained within a A$1,700/oz optimised pit shell

* The total resource estimate is for Gruyere and does not include nearby resources at Central Bore (0.7Mt, 9.1g/t, 187koz) and Atilla/Alaric (5.3Mt, 1.64g/t, 270koz).

Nick Holland, CEO of Gold Fields commented, *"Australia is a key part of our business and our largest cash generator. This deal enhances our portfolio and expands our exposure to a new and emerging goldfield in Western Australia. Gruyere will add material reserves and resources, margin and cash flow into what is already a strong region for Gold Fields and which has proven its ability to integrate new operations with ease. We are excited about partnering with Gold Road and are hopeful this is the start of a multi-decade, mutually beneficial relationship and see significant potential synergies in resourcing, intellectual property, procurement and technical skills.*

We believe this acquisition is extremely competitive on a per ounce basis, when compared to similar recent deals, at A$200 (US$153) per reserve ounce and A$113 (US$86) per resource ounce".

About Gold Road Resources

Gold Road Resources is pioneering development of Australia's newest goldfield, the Yamarna Belt, 200 kilometres east of Laverton in Western Australia. The Company holds tenements covering 5,000km^2 in the region, which is historically underexplored and highly prospective for gold mineralisation. These tenements contain gold resources of 6.6Moz, including 6.2Moz at the Gruyere deposit, which Gold Road discovered in 2013.

In addition to Gruyere, Gold Road continues to explore for similar-scale deposits on its own on its North Yamarna tenements and in conjunction with joint venture partners, Sumitomo Metal Mining Oceania (a subsidiary of Sumitomo Metal Mining Co. Limited), on its South Yamarna tenements.

Salient features of feasibility study

The full feasibility study for the Gruyere project was published by Gold Road on 19 October 2016. Below are some of the salient features (on a 100% basis):

- First gold at end-2018/early-2019
- Annual production: 270koz
- Life of Mine: 13 years
- AISC: A$945/oz (US$690/oz)

- AIC: A$1,103/oz (US$805/oz)
- Total capital cost: A$507m (US$370m); A$514m including escalation
- Tonnes mined: 30Mt pa for first 5 years, 44Mt pa for next 5 years
- Tonnes milled: 7.5Mt pa of fresh ore and up to 8.8Mt pa of oxide ore
- Head grade: 1.1g/t – 1.3g/t over LOM
- Recoveries: 91% – 94% over LOM
- Strip ratio: 2.8 including pre-strip (2.7 excluding pre-strip)

Permitting and approvals

- Native Title Agreement signed with the Yilka People on 3 May 2016
- Gruyere Mining Lease granted on 5 May 2016
- Environmental: API-A submitted on 4 October 2016. Final approval anticipated in Q1 2017
- Miscellaneous licenses for infrastructure: certain key miscellaneous licences already granted, others remain under application

Conditions

The acquisition is subject to minimal conditions precedent which include:

- Customary regulatory approvals including Australian Foreign Investment Board (FIRB) approval and approval by the Western Australian mining minister; and
- Consent or non-objection under Gold Road's Native Title Agreement with the Yilka People

CONFERENCE CALL DETAILS

A global teleconference will be held on Monday, 7 November 2016 at 10:00 and 16:00 (SA time). Details are as follows:

Johannesburg: 10:00 and 16:00
United Kingdom: 08:00 and 14:00
North America: 03:00 and 09:00(Eastern time)

Dial in numbers
Australia ……………………………………………………………… +1 800 350 100
Other Countries (Intl Toll) …………………………………………….. +27 11 535 3600
Other Countries – Alternate …………………………………………... +27 10 201 6800
South Africa – Johannesburg ………………………………………... 011 535 3600
South Africa - Johannesburg Alternate ……………………………... 010 201 6800
UK (Toll-Free) ………………………………………………………….. 0808 162 4061
USA and Canada (Toll Free) …………………………………………. +1 855 481 5362

Ask for Gold Fields call

Playback details for the conference call are as follows:

Playback code: For 10:00 call – 54420#

For 16:00 call – 54421#

(Available for seven days)

Australia: +1 800 091 250
South Africa & Other: + 27 11 305 2030
USA and Canada: +1 855 481 5363
United Kingdom: +0808 234 6771

Enquiries

Investors

Avishkar Nagaser
Tel: +27 11 562-9775
Mobile: +27 82 312 8692
Email : Avishkar.Nagaser@goldfields.com

Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 81 354 0236
Email: Thomas.Mengel@goldfields.com

Media

Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
Email : Sven.Lunsche@goldfields.com

ends

Notes to editors

About Gold Fields

Gold Fields Limited is an unhedged, globally diversified producer of gold with eight operating mines in Australia, Ghana, Peru and South Africa with attributable annual gold production of approximately 2.0 million ounces. It has attributable Mineral Reserves of around 46 million ounces and Mineral Resources of around 102 million ounces. Attributable copper Mineral Reserves total 532 million pounds and Mineral Resources 5,912 million pounds. Gold Fields has a primary listing on the JSE Limited, with secondary listings on the New York Stock Exchange (NYSE) and the Swiss Exchange (SWX).

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 7 November 2016

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer